UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Evolus, Inc.
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
30052C107
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30052C107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALPHAEON CORPORATION – (45-4777018)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,268,987
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,268,987
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.0% (1)
12	TYPE OF REPORTING PERSON CO

(1)Based on 27,274,991 issued and outstanding shares of the Issuer’s common stock as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018.

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CUSIP No. 30052C107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Evolus, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Newport Center Drive, Suite 1200 Newport Beach, California 92660

Item 2(a).	Name of Person Filing:

Alphaeon Corporation -- 45-4777018

Item 2(b).	Address of Principal Business Office or, If None, Residence:

Alphaeon Corporation 4040 MacArthur Boulevard, Suite 310 Newport Beach, CA 92660

Item 2(c).	Citizenship:

Delaware, USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

30052C107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 30052C107	13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a)Amount beneficially owned: 15,268,987
(b)Percent of Class: 56.0%
(c)Number of shares as to which Alphaeon has:
(i)Sole power to vote or to direct the vote: 15,268,987
(ii)Shared power to vote or to direct the vote: 0
(iii)Sole power to dispose or to direct the disposition of: 15,268,987
(iv)Shared power to dispose or to direct the disposition of: 0

The percentage ownership of Class is based on 27,274,991 shares of common stock, par value $0.00001 per share outstanding as of November 1, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

CUSIP No. 30052C107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	ALPHAEON CORPORATION

By: /s/ Vikram Malik
Vikram Malik, Acting President